APPENDIX A:
INVESTMENT RISKS

REAL ESTATE RISK

Great Road Equity Partners invests in cash flow generating, income producing rental real estate, whose value will appreciate over time. To the extent Great Road Equity Partners is unable to find and secure this class of investment investors may lose some or all of their money.

LIMITED OPERATING HISTORY

Great Road Equity Partners is a newly established entity and has no history as a company for prospective investors to consider. Great Road Equity Partners' principles have a number of years of experience in property management, acquisition, real estate transactions and success in building several other companies, however Great Road Equity Partners as an entity has none of this history or experience.

FINANCIAL FORECASTS RISKS

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Great Road Equity Partners and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Great Road Equity Partners is a newly established entity and therefore has no operating history from which forecasts could be projected with.

THE COMPANY MIGHT NEED MORE CAPITAL

Great Road Equity Partners might need to raise more capital in the future to fund/expand operations, buy property or equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Great Road Equity Partners is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

CHANGES IN ECONOMIC CONDITIONS COULD HURT GREAT ROAD EQUITY PARTNERS

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Great Road Equity Partners's financial performance or ability to continue to operate. In the event Great Road Equity Partners ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

NO REGISTRATION UNDER SECURITIES LAWS

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Great Road Equity Partners nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

YOU HAVE A LIMITED UPSIDE

Notes include a maximum amount you can receive. You cannot receive more than that even if Great Road Equity Partners is significantly more successful than your initial expectations.

YOU DO HAVE A DOWNSIDE

Conversely, if Great Road Equity Partners fails to generate enough revenue, you could lose some or all of your money.

PAYMENTS AND RETURN ARE UNPREDICTABLE

Because your payments are based on the revenue of Great Road Equity Partners, and the revenue of Great Road Equity Partners can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

THE NOTES ARE UNSECURED AND UNINSURED

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

SUBORDINATION

The Notes shall be subordinated to all indebtedness of Great Road Equity Partners to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

LACK OF GUARANTY

The Notes are not personally guaranteed by any of the founders or any other person.

LIMITATION OF INDIVIDUAL RIGHTS IN EVENT OF DEFAULT

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 IMPACT

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

RELIANCE ON MANAGEMENT

As a securities holder, you will not be able to participate in Great Road Equity Partners's management or vote on and/or influence any managerial decisions regarding Great Road Equity Partners. Furthermore, if the founders or other key personnel of Great Road Equity Partners were to leave Great Road Equity Partners or become unable to work, Great Road Equity Partners (and your investment) could suffer substantially.

CONFLICT OF INTEREST WITH COMPANIES AND THEIR MANAGEMENT

In many ways, your interests and the interests of Great Road Equity Partners's management will coincide: you both want Great Road Equity Partners to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Great Road Equity Partners to act conservative to make sure they are best equipped to repay the Note obligations, while Great Road Equity Partners might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.